Exhibit 99.1

Farfetch Reports Preliminary Results for First Quarter 2020

•	Expects Q1 2020 GMV Growth of 43% to 46%, with Digital Platform GMV Growth of 17% to 19%
•	Estimates Q1 2020 Adjusted EBITDA of $(21) million to $(25) million, ahead of guidance
•	Estimates Q1 2020 Loss After Tax (including non-cash items) of $(70) million to $(125) million
•	Expects Q1 2020 Digital Platform Order Contribution Margin in line with Q4 2019
•	Cash and Cash Equivalents of approximately $420 million at March 31, 2020
•	China Region GMV in latter two months of Q1 2020 grew faster than full year 2019
•	Continues to target Adjusted EBITDA profitability for full year 2021
•	Suspends full year 2020 guidance in light of evolving COVID-19 situation

LONDON, U.K. April 16, 2020 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today provided a business update in light of the evolving COVID-19 global health pandemic, and reported preliminary financial results for the first quarter ended March 31, 2020. Farfetch has also published a letter from Founder, CEO and Co-Chair, José Neves, discussing the performance and broader perspectives on the business. The letter is available on the Company's Investor Relations website at farfetchinvestors.com in the Financial News section.

José Neves, Farfetch Founder, CEO and Co-Chair said: “Our top priority has been protecting the health and well-being of our employees, partners and customers. At the same time, we have continued to focus on executing on our strategic and financial objectives. Much like we did during the 2008 financial crisis, Farfetch has been focused on supporting the luxury industry in navigating the rapidly changing environment to provide a platform for the industry so that it can flourish in the longer-term. In this spirit, we launched our #SupportBoutiques initiative to harness the power of our community to meaningfully help the hundreds of boutiques across our seller base, the majority of which are small businesses.

”Digital transactions are expected to represent a significantly larger proportion of the overall industry. With current retail store closures, travel restrictions, and shifting consumer preference and shopping habits, I expect to see an acceleration of this secular shift to online. This should also spur further online adoption by brands and retailers of our platform, which provides the industry with the broadest reach of luxury customers and full control of the direct to consumer offering. We believe our preliminary first quarter 2020 results reflect the strength of our business model in a changing environment.”

Business Performance

Today our Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,200 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Our logistics platform enables these sellers to transact with our 2.1 million Active Consumers located across 190 countries. As a result of our highly distributed and resilient model, and our continuous coordination with our global logistics partners, we have not seen any material impact to our operations or supply chain since the initial outbreak of COVID-19. This has allowed us to serve customers well.

As a result, we expect to deliver strong Digital Platform GMV growth in first quarter 2020, supported by the performance of our China region, which continued to grow faster than the overall marketplace, and from February 1, 2020, accelerated to grow faster year-on-year than this region grew for all of 2019.

We expect first quarter 2020 Digital Platform Order Contribution Margin to be in line with fourth quarter 2019, and exceed our targeted minimum of 30%. This reflects our continued focus on engaging with our customers across our broad range of channels, while optimizing our supply chain operations.

Additionally, the Brand Platform is also expected to deliver GMV of approximately $105 million, in line with expectations.

First quarter 2020 Adjusted EBITDA is expected to be $(21) million to $(25) million, ahead of our guidance, and a year-over-year improvement in absolute amount. This reflects our continued focus on driving efficiencies and operating leverage across the quarter, as well as reductions in discretionary spend in light of the evolving circumstances.

While current market data is not sufficient to indicate how consumers, competitors and producers might behave in the short-term, during a prolonged lockdown or as 2020 continues to evolve, we continue to monitor our business closely.

Towards the latter part of the quarter, we have observed:

•	A slowdown in growth from our larger markets in Europe and North America. This was not unexpected as various countries continued to implement lockdown policies.
•	An increase in promotional activity from some industry participants.
•	Brands assessing production capacities for winter collections in light of some factory closures.

As such, we remain alert and are planning our business with a variety of scenarios including various degrees of reductions in overall demand and supply across the platform, with differing impacts to our near-term profitability. Additionally, while we have not seen any material impact to our diversified supply and logistics platform to date, any prolonged interruptions to, or cessations of the operations of our fulfilment centers and production studios, or our sellers and logistics partners would have a material adverse impact on our business.

We believe the secular trends will drive an acceleration of sales to online channels, and a return to normalized levels of consumer activity in 2021. This scenario would support our ability to deliver profitability at the Adjusted EBITDA level for 2021 as planned.

In terms of liquidity, we expect to end first quarter 2020 with cash and cash equivalents of approximately $420 million. The cash outflow in first quarter 2020 is primarily a result of the working capital outflow between the larger balance in fourth quarter 2019, as compared to first quarter 2020. As has been the case in previous years, we expect this position to reverse as we trade through the seasonal calendar. In light of the evolving situation, we have also taken actions to further support our liquidity in the short-term.

Preliminary Results

The following table provides select preliminary results for the three months ended March 31, 2020:

Three Months Ended March 31, 2020
Preliminary Results
($ in millions)
Consolidated Group:
Gross Merchandise Value (“GMV”)	Growth of 43% to 46%
Loss after tax	$(70) to $(125)
Adjusted EBITDA	$(21) to $(25)
Cash and cash equivalents	Approximately $420

Digital Platform:
Digital Platform GMV	Growth of 17% to 19%

Brand Platform:
Brand Platform GMV	Approximately $105

See “Metrics Definitions” on page 5 for further explanations, including the renaming of previous “Platform” metrics to “Digital Platform” metrics. See “Non-IFRS and Other Financial and Operating Metrics” on page 5 for preliminary reconciliation of estimated Adjusted EBITDA to loss after tax.

Financial Disclosure Advisory

We have not yet completed our reporting process for the three months ended March 31, 2020. The preliminary results presented herein are based on our reasonable estimates and the information available to us at this time and, because of their preliminary nature, we have provided ranges, rather than specific amounts. As such, our actual results may materially vary from the preliminary results presented herein and will not be finalized until we report our final results for first quarter 2020 after the completion of our normal quarter end accounting procedures including the execution of our internal controls over financial reporting.

These estimates should not be viewed as a substitute for our full interim results prepared in accordance with IFRS. Accordingly, you should not place undue reliance on this preliminary data.

This data has been prepared by, and is the responsibility of, Farfetch management. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial results. Accordingly, it does not express an opinion or any other form of assurance with respect thereto.

Outlook

In light of the uncertainty surrounding the evolving COVID-19 global health pandemic situation, the Company is suspending its previously issued guidance for full year 2020 at this time, but remains focused on its path to profitability and continues to target Adjusted EBITDA profitability for full year 2021.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the first quarter of 2020 and fiscal year ending December 31, 2020, the impact of the COVID-19 pandemic on our operations and supply chain and the broader luxury industry, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rates; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our acquisition and integration of other companies or technologies, for example, Stadium Goods and New Guards, could divert management’s attention and otherwise disrupt our operations and harm our operating results; we may be unsuccessful in integrating any acquired businesses or realizing any anticipated benefits of such acquisitions; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our products and services or have a material adverse impact on our or our business partners’ financial condition and results of operations; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2019, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Metrics Definitions

The introduction of the term “Digital Platform” with reference to GMV, Revenue and other metrics is intended to distinguish between activities that occurred through our owned and operated e-commerce platforms (e.g. Farfetch.com, BrownsFashion.com, off---white.com) and the Brand Platform operations of New Guards, where GMV and Revenue are derived from our transactions with independent third party retailers or wholesalers. Such metrics were previously referred to as “Platform.” No changes have been made to how we calculate the Digital Platform metrics from how we calculated Platform metrics.

Non-IFRS and Other Financial and Operating Metrics

This release includes or references certain financial measures not based on IFRS, including Adjusted EBITDA, Digital Platform Gross Profit Margin, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV and Active Consumers.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations the Non-IFRS Measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

The following table provides a preliminary reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, loss after tax:

(in $ thousands, except as otherwise noted)
	First Quarter 2020 Estimate
	Low	High

Loss after tax	$(70,000)	$(125,000)
Net finance expense	34,000	38,000
Income tax expense	1,500	3,000
Depreciation and amortization	53,000	58,000
Share based payments	27,000	32,000
Gains on items held at fair value (a)	(70,000)	(36,000)
Other items (b)	3,500	5,000
Share of results of associates	-	-
Adjusted EBITDA	$(21,000)	$(25,000)

(a)

Represents gains on items held at fair value, including the revaluation of liabilities held at fair value and impacted by movements in our share price, in respect of our partnership with Chalhoub Group and of the embedded derivative financial liability associated with our convertible senior notes issued in February 2020.

(b)

Represents other items, which are outside the normal scope of our ordinary activities, namely transaction-related legal and advisory expenses. Other items is included within selling, general and administrative expenses.

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com and Stadium Goods. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from Farfetch Marketplace or BrownsFashion.com consumers. Active Consumers does not currently include those generated from New Guards owned and operated sites.  The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance expense/(income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, and (losses)/gains on items held at fair value through profit and loss). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” means revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the SEC.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including revenue from first-party sales, and commissions from third-party sales. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based. Digital Platform Services Revenue was also referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales is equal to GMV of such sales because such sales are not commission based.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global technology platform for the luxury fashion industry. Our mission is to be the global platform for luxury fashion, connecting creators, curators and consumers. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,200 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities; Browns and Stadium Goods, which offer luxury products to consumers; and New Guards, a platform for the development of global fashion brands. Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetchinvestors.com.